Exhibit 99.1

News Release

Sierra Wireless Agrees to Acquire Wavecom in Friendly Deal

Combination Will Create a Global Leader in Wireless Data

-	Sierra Wireless to make an all cash offer of €8.50 per ordinary share of Wavecom

-	Founders of Wavecom, representing 21% of Wavecom’s shares outstanding, have committed to tender all their shares to the offer

-	The combination of both firms uniquely positioned to benefit from the anticipated growth in wireless data for the mobile computing and M2M markets

-	Complementary products, geographic coverage and capabilities to drive growth and significant synergies

VANCOUVER, CANADA and PARIS, FRANCE – December 2, 2008 – Sierra Wireless, Inc., (NASDAQ: SWIR - TSX: SW) (“Sierra Wireless”), a leading provider for wireless modems for mobile computing, and Wavecom S.A. (Paris: AVM - NASDAQ: WVCM) (“Wavecom”), a leading provider of embedded wireless technology for M2M (machine-to-machine) communication, announced today that the companies have reached a Memorandum of Understanding (“MOU”) providing for a business combination that will bring together these two industry innovators to form a global leader in wireless data. Pursuant to and subject to the terms of the MOU, Sierra Wireless will make a cash offer of €8.50 per ordinary share of Wavecom, and €31.93 per OCEANE convertible bond (“OCEANEs”), amounting to an aggregate purchase price of approximately €218 million. The Board of Directors of Wavecom has unanimously determined that the proposed acquisition of Wavecom by Sierra Wireless is in the best interest of the Company, its employees, and, subject to consideration of a fairness opinion, its shareholders. In addition, the founders of Wavecom have committed to tender all of their shares to Sierra Wireless, representing approximately 21% of the outstanding shares, in support of the transaction. The Board of Directors has also decided to adjourn Wavecom’s meeting of shareholders which was to be held on December 8, 2008.

The offer represents a premium of 21% over the offer for Wavecom shares announced by Gemalto on October 6, 2008 and a 108% premium over the share price on October 3, 2008, the last trading day prior to Gemalto’s announcement of its offer. For the OCEANEs, the price represents a premium of 2% to their redemption value.

Together, Sierra Wireless and Wavecom will be a market leader in wireless data, and will be uniquely positioned to benefit from the anticipated growth in wireless data for the mobile computing and M2M markets – which are expected to grow to over 200 million units by 2012. The combined company is expected to benefit from significant competitive advantages in the marketplace:

-	Industry’s most comprehensive wireless data product portfolio including PC adapters, 2G, 3G and multi-mode embedded modules, M2M terminals, software and solutions

-	Long-term relationships with mobile network operators and market-leading OEM (original equipment manufacturer) customers in key markets around the world

-	Clear leadership in advanced wireless data technology and innovation, with unparalleled research and development capabilities

“The agreement reached today between Sierra Wireless and Wavecom is a key strategic milestone for both companies. In joining forces, we are creating a global leader in wireless data,” said Jason Cohenour, President and CEO of Sierra Wireless. “The acquisition of Wavecom will be the foundation of our plans to substantially expand our position in the global M2M market. Furthermore, Wavecom will significantly increase our scale and capabilities in Europe and Asia – both of which are important geographical expansion opportunities for the company. Wavecom is aligned with our growth and diversification strategy and adds many complementary capabilities. We believe this acquisition will deliver long-term strategic advantage and profitable growth.”

“Sierra Wireless and Wavecom are a natural match. The two companies share similar histories and a common culture of innovation and technology leadership in wireless data. Joining with Sierra Wireless is a unique opportunity for Wavecom, its customers and employees. Together, the companies are well positioned to provide the most competitive solutions in the market and to become a global leader in wireless data,” said Ronald Black, CEO, Wavecom.

Wavecom will operate as a Sierra Wireless business unit based in Paris, and the two companies will leverage synergies in product development, sales channels and complementary resources to accelerate profitable growth and product leadership in M2M embedded modules, M2M terminals, and M2M software, solutions and services. Furthermore, the addition of Wavecom’s significant presence and capabilities in Europe will provide strong support to Sierra Wireless’ mobile computing business in the region. Additional information regarding product, go-to-market and other integration details will be provided after the transaction is complete. Sierra Wireless expects the transaction to close in the first quarter of 2009.

Transaction Details

The transaction is expected to be implemented by way of concurrent but separate public tender offers in both France and the United States for all Wavecom shares, all American Depositary Shares representing Wavecom’s ordinary shares, and all OCEANEs issued by Wavecom. The U.S. offer is anticipated to be open to all US holders of shares and U.S. holders of OCEANEs as well as holders of ADSs, wherever the holder is located. The French offer is anticipated to be open to all other holders of shares and OCEANEs. The offer price will be €8.50 per ordinary share, the U.S. dollar equivalent of €8.50 per ADS (converted as into U.S. dollars as of the date of the settlement of the tender offers), and €31.93 per OCEANE plus accrued but unpaid interest on the OCEANE, in each case in cash. A French offer document has been submitted with further details of the French offer to the Autorité des marchés financiers (“AMF”) and will be opened for acceptances once the AMF has granted its clearance in accordance with French law. The offers will be subject to the condition that at least 50% plus one of all voting rights of Wavecom securities be tendered.

Concurrently with the filing of the offer, Sierra Wireless and Wavecom have entered into a MOU, pursuant to which Wavecom has agreed to support the transaction and has also agreed to non-solicitation and right to match provisions. The MOU also provides for payment to Sierra Wireless of a break fee of €3.27 million in certain circumstances.

Sierra Wireless will use cash available on its balance sheet and available credit facilities to fund the purchase of the ordinary shares and the OCEANEs of Wavecom. In that context, Sierra Wireless has drawn a Letter of Credit in the amount of €218 million secured by cash and an €80.5 million secured term facility underwritten by CIBC World Markets Inc. and TD Securities Inc. The term facility is to facilitate the purchase of the OCEANEs until Wavecom redeems them from its existing cash balance upon the successful completion of the transaction. If the transaction does not close, both the Letter of Credit and the secured term facility will be cancelled.

Upon closing, Sierra Wireless expects to be sufficiently capitalized and have ample liquidity from its estimated pro forma cash balance. In addition, Sierra Wireless will have access to committed credit facilities, if needed. As of September 30, 2008, Sierra Wireless had $227 million of cash and cash equivalents, short-term and long-term investments on its balance sheet, and Wavecom had €126 million of cash and cash equivalents and marketable securities on its balance sheet.

CIBC World Markets Inc., Lazard, and TD Securities are acting as financial advisors to Sierra Wireless. Linklaters LLP is acting as French and United States counsel to Sierra Wireless, and Blake, Cassels & Graydon LLP is acting as Canadian counsel.

Merrill Lynch is acting as sole financial advisor to Wavecom. Jones Day is acting as French and United States counsel to Wavecom.

Investors and Analysts Call

Sierra Wireless has also scheduled Investors and Analysts conference calls in English:

-	For Europe, on Tuesday, December 2 at 10:30 AM Paris time, 09:30 London time. Attendees may participate by:

Dial-in:

France: +33-1-7099-3430 or 0800-945-104 (toll free)

United Kingdom: +44-20-7190-1596 or 0800-358-5260 (toll free)

Conference ID: 3949592

Webcast:

To access the live webcast of the call and presentation, please go to this link Sierra Wireless Webcast. Replays of the webcast will be made available.

Microsoft Windows Media Player software is required. To download the software, go to:

www.microsoft.com/windows/windowsmedia/download.

-	For North America, on Tuesday, December 2 at 8:00 AM EST, 2:00 PM Paris time. Attendees may participate by:

Dial-in:

1(416) 644-3419 or 1-800-731-5319

Conference ID: Not required

Webcast:

To access the live webcast of the call and presentation, please go to this link Sierra Wireless Webcast. Replays of the webcast will be made available.

Microsoft Windows Media Player software is required. To download the software, go to:

www.microsoft.com/windows/windowsmedia/download.

Media Briefing:

A media briefing will be held jointly by Sierra Wireless and Wavecom at Hotel Intercontinental Le Grand, 2, rue Scribe – Paris 9 on Tuesday, December 2nd at 12:00 AM Paris time.

Further Information:

As they become available, documents and other details related to the transaction will be provided for download from the Investor Relations section of the Sierra Wireless website - http://www.sierrawireless.com/corporate/investors.aspx and on the Wavecom website: http://www.wavecom.com/modules/movie/scenes/investors/

Contact Information

Sierra Wireless Media Contacts

Europe / France: Mathilde Bordron / Odile Bibollet Fleishman-Hillard +33 (0)1 47 42 92 76 / +33 (0)1 47 42 92 83 mathilde.bordron@fleishman.com / odile.bibollet@fleishman.com	North America: Hugh Scholey High Road Communications +1-416-644-2292 hscholey@highroad.com

Sierra Wireless Investor Relations +1-604-231-1181 investor@sierrawireless.com

Wavecom Media Contacts Andrew Dewar / Jérôme Biscay Tel: +33 (0) 153 96 83 83 wavecom@brunswickgroup.com

Wavecom Investor Relations Europe: Lisa Ann Sanders Director Financial Communications and Investor Relations Tel: +33 (0)1 46 29 41 81 lisaann.sanders@wavecom.com	North America: John D. Lovallo, President Lovallo Communications Group, LLC Tel: +1 203 431 0587 johnlovalloirpr@sbcglobal.net

About Sierra Wireless

Global Leader in wireless modems for mobile computing and M2M

Sierra Wireless (NASDAQ: SWIR – TSX: SW) modems and software connect people and systems to mobile broadband networks around the world. The Company offers a diverse product portfolio addressing enterprise, consumer, original equipment manufacturer, specialized vertical industry, and machine-to-machine markets, and provides professional services to customers requiring expertise in wireless design, integration, and carrier certification. For more information about Sierra Wireless, visit www.sierrawireless.com.

About Wavecom

Wavecom – the wireless M2M experts

Wavecom is a leading provider of embedded wireless technology for M2M (machine-to-machine) communication. The Company provides a range of GSM/GPRS, CDMA, EDGE and 3G Wireless CPUs; programmable processors which also act as wireless modules or wireless modems. These are backed by a cellular wireless software suite which includes a real-time operating system (RTOS), a software development environment based on Eclipse™, and several Plug-Ins (GPS, TCP/IP, security, Bluetooth™, Lua script and more). The Company also offers a wide range of professional and operated services. Wavecom solutions are used for automotive telematics, smart metering, fleet management, GSM/GPS/satellite tracking, wireless alarms, wireless POS (point of sales), WLL (fixed voice), remote monitoring and many other M2M applications.

Founded in 1993 and headquartered in Issy-les-Moulineaux (France) near Paris, Wavecom has subsidiaries in Hong Kong (PRC), Research Triangle Park, NC (USA), Farnborough (UK), Munich (Germany) and Sao Paolo (Brazil). Wavecom is publicly traded on Euronext Paris (Eurolist) in France and on the NASDAQ (WVCM) exchange in the U.S.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this press release that are not based on historical facts constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian and French securities laws (“forward-looking statements”). These forward-looking statements are not promises or guarantees of future performance but are only predictions that relate to future events, conditions or circumstances or our future results, performance, achievements or developments and are subject to substantial known and unknown risks, assumptions, uncertainties and other factors that could cause our actual results, performance, achievements or developments in our business or in our industry to differ materially from those expressed, anticipated or implied by such forward-looking statements. Forward-looking statements in this press release include all financial guidance for the fourth quarter of 2008, and all other disclosure regarding possible events, conditions, circumstances or results of operations that are based on assumptions about future economic conditions, courses of action and other future events. We caution you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. These forward-looking statements appear in a number of different places in this press release and can be identified by words such as “may”, “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, “anticipates”, “continue”, “growing”, “expanding”, or their negatives or other comparable words. Forward-looking statements include statements regarding the offers for the shares, ADS, and OCEANEs of Wavecom, statements regarding the outlook for our future operations, plans and timing for the introduction or enhancement of our services and products, statements concerning strategies or developments, statements about future market conditions, supply conditions, end customer demand conditions, channel inventory and sell through, revenue, gross margin, operating expenses, profits, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact. The risk factors and uncertainties that may affect our actual results, performance, achievements or developments are many and include, amongst others, our ability to develop, manufacture, supply and market new products that we do not produce today that meet the needs of customers and gain commercial acceptance, our reliance on the deployment of next generation networks by major wireless operators, the continuous commitment of our customers, and increased competition. These risk factors and others are discussed in Sierra Wireless’ and Wavecom’s respective filings and reports, which may be found on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, at the AMF’s website at amf-france.org, and in each of their other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada. Many of these factors and uncertainties are beyond our control. Consequently, all forward-looking statements in this press release are qualified by this cautionary statement and we cannot assure you that actual results, performance, achievements or developments that we anticipate will be realized. Forward-looking statements are based on management’s current plans, estimates, projections, beliefs and opinions and we do not undertake any obligation to update forward-looking statements should the assumptions related to these plans, estimates, projections, beliefs and opinions change, except as required by law.

Important additional information will be filed with the SEC and submitted to the approval of the AMF

The tender offers described here, which have not yet commenced, will be made for the ordinary shares, American depositary shares (the “ADSs”) and convertible bonds (the “OCEANEs”) of Wavecom. This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any Wavecom securities. The solicitation and the offer to buy the shares, ADSs and OCEANEs of Wavecom will be made only pursuant to the offer to purchase and related materials that Sierra Wireless filed with the French Autorité des marchés financiers (the “AMF”) as a note d’information, or the Tender Offer Statement on Schedule TO Sierra Wireless intends to file with the U.S. Securities and Exchange Commission (the “SEC”). Wavecom security holders and other investors should read carefully the Tender Offer Statement on Schedule TO and the note d’information, as well as the Schedule 14D-9 and note en réponse we expect Wavecom to file, and any amendments or supplements thereto, prior to making any decisions with respect to the tender offers because these documents contain, or will contain, important information, including the terms and conditions of the tender offer. Wavecom security holders and other investors will be able to obtain copies of these tender offer materials and any other documents filed with the AMF from the AMF’s website (www.amf-france.org.), and with the SEC, from the SEC’s website (www.sec.gov), in each case without charge. Such materials filed by Sierra Wireless will also be available for free at Sierra Wireless’s website (www.sierrawireless.com).